Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

29 July 2013

The Manager

Company Announcements

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

NYSE Lodgement (Section 303A Foreign Private Issuer Annual Written Affirmation)

The attached document was lodged with the NYSE on Friday 26 July 2012.

It is required to be lodged annually within 30 days of the date a company files its annual report on Form 20-F with the U.S. Securities and Exchange Commission.

Yours faithfully

/s/ Marcin Firek

Marcin Firek Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands), Alison Littley (United Kingdom)

Chief Executive Officer: Louis Gries

Company number: 485719

Form Last Updated by the NYSE on January 4, 2010

Foreign Private Issuer

Section 303A

Annual Written Affirmation

James Hardie Industries plc (JHX) (the “Company”) has checked the appropriate box:

(Insert Company name and ticker symbol)

☑	The Company hereby affirms the following to the New York Stock Exchange (“NYSE”) without qualification:

or

☐	Subject to any noncompliance that is specifically described on Exhibit A1 to this Annual Written Affirmation, the Company hereby affirms the following to the NYSE[2]:

A.	Audit Committee (Section 303A.063)

The Company has an audit committee meeting the requirements of Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) or is exempt therefrom. If the Company has an audit committee, each member meets the Rule 10A-3(b)(1) independence requirements or is exempt therefrom.

If the Company or an individual member of the audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit B. If the Company or an individual member of its audit committee is not relying on an exemption, the Company has indicated “Not Applicable” on Exhibit B.

Attached on Exhibit C is a list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and, if an audit committee member is claiming a Rule 10A-3 exemption, the exemption claimed is noted on Exhibit C.

The following information is provided on Exhibit C for each member of the audit committee who is also a director of the Company4:

•	brief biography;

•	share ownership in the Company*;

•	brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A- 3(b)(1)(ii)(A)*;

•	indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

[1]

The Company must provide detailed disclosure on Exhibit A noting which standard it is not in compliance with, the reason for such noncompliance and a specific timetable for its return to compliance. If this Annual Written Affirmation has been signed by the Company’s CEO, the Company need not also submit a notice of noncompliance as required by Section 303A.12(b).

[2]	If the Company is unable to execute this Annual Written Affirmation without qualification, it must check this box.
[3]	Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.
[4]

If any or all such information is available through a U.S. Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.

*	The Company has indicated on Exhibit C if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an affiliated person of the Company or its subsidiaries.

1

Form Last Updated by the NYSE on January 4, 2010

B.	Statement of Significant Differences (Section 303A.11)

If the Company is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission:

The Company has included the statement of significant corporate governance differences required by Section 303A.11 in its Form 20-F. Attached on Exhibit B is the reference to where the disclosure has been made.

All other foreign private issuers:

The Company has i) included the statement of significant corporate governance differences required by Section 303A.11 in its annual report filed with the U.S. Securities and Exchange Commission or ii) made the statement of significant corporate governance differences available on or through its website and disclosed that fact and provided the website address in its annual report. Attached on Exhibit B is the reference to the document in which the disclosure has been made or the website address and reference to the document in which disclosure has been made.

Certification

This Affirmation is signed by a duly authorized officer of, and on behalf of

James Hardie Industries plc
(Name of Company)

By:	/s/ Marcin Firek

Print Name:	Marcin Firek

Title:	Company Secretary

Date:	26 July 2013

There is no specified form for Exhibit A or Exhibit C. The form of Exhibit B is specified and is available on www.nyx.com.

This affirmation may be submitted electronically through egovdirect.com. Alternatively, the completed form may be emailed, faxed or mailed to:

Email:	corporategovernanceintl@nyx.com
Fax:	212.656.5780
Mail:	Corporate Compliance Department NYSE Regulation, Inc.
20 Broad Street, 13th Floor New York, NY 10005 Telephone: 212.656.4542

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your Company’s circumstances, please call the Corporate Compliance department prior to submission.

2

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

26 July 2013

Corporate Governance Department

NYSE Regulation, Inc.

SECTION 303A ANNUAL WRITTEN AFFIRMATION

EXHIBIT A

The Company has executed this Annual Written Affirmation without qualification and is not required to describe any non-compliance in this Exhibit A.

Regards,

/s/ Marcin Firek

Marcin Firek Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719

Form Last Updated by the NYSE on January 4, 2010

Exhibit B to

Foreign Private Issuer

Section 303A Annual Written Affirmation

Company name and ticker symbol: James Hardie Industries plc (JHX)

1	2	3	4
Section 303A.06 Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) Audit Committee Requirements	Applicable Exemption	Required Rule 10A-3 Disclosure	Disclosure Location Name of document/page number where disclosure is located, if applicable

State in column (2) whether the Company or any individual member of its audit committee is relying on a Rule 10A-3 exemption and provide a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable.

If the Company or an individual is not relying on a Rule 10A-3 exemption, indicate “Not Applicable” in Column (2).

For ease of reference, a brief description of the available Rule 10A-3 exemptions is provided on page 3.

	Rule 10A-3(b)(1)(iv)(B) exemption is applicable to Mr David Dilger as he is an independent director of the Company who also serves on the board of directors of a number of affiliates of the Company. Such service has been approved by the Board of the Company.

Disclose the following in the Company’s Form 10-K, 20-F or 40-F filed with the U.S. Securities and Exchange Commission if required by Rule 10A-3(d):

•      Exemption relied upon

•      Assessment of whether, and if so, how, such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

If the Company or an individual is relying on a Rule 10A-3 exemption that is required to be disclosed, provide a specific reference to the location of such disclosure in column (4).

For ease of reference, an indication of whether disclosure is required is provided on page 3.

			Disclosed on page 69 of the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2013.

Form Last Updated by the NYSE on January 4, 2010

1	2	3
Section 303A.11 Significant Corporate Governance Differences	Required Location	Disclosure Location Name of document/page number where disclosure is located URL of Company website and link to specific web page, if applicable

Disclose the significant ways in which the Company’s corporate governance practices differ from those followed by a domestic company under NYSE standards.

For a company required to file a Form 20-F with the U.S. Securities and Exchange Commission:

•        Annual report on Form 20-F filed with the U.S. Securities and Exchange Commission

For all other foreign private issuers:

•        Annual report on Form 10-K or 40-F filed with the U.S. Securities and Exchange Commission or

•        Company website. If the disclosure is made on or through the Company’s website, the Company must disclose that fact in its annual report filed with the U.S. Securities and Exchange Commission and provide the website address.

		Disclosed on page 83 of the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2013.

Form Last Updated by the NYSE on January 4, 2010

Rule 10A-3 exemptions for a foreign private issuer1:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.2

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company.3

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company’s governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.2

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the company.2

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the company to the extent the director is not an executive officer of the company.2

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.2

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.3

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary’s parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

•	is directly or indirectly consolidated by the parent; or

•	is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.3

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

•	The company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions.

•

The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.

•	The board or body, or statutory auditors, are not elected by management of the company and no executive officer of the company is a member of such board or body or statutory auditor.

•	Home country legal or listing provisions set forth or provide for standards for the independence of such board or body, or statutory auditors, from the company or its management.

•

Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the company’s governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company.

•	The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5) (Funding) apply to the extent permitted by law.[2]

1

This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[2]	A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.
[3]	A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

26 July 2013

Corporate Governance Department

NYSE Regulation, Inc.

SECTION 303A ANNUAL WRITTEN AFFIRMATION

EXHIBIT C

The current Audit Committee members of James Hardie Industries plc (the “Company”) are:

•	Mr Brian Anderson* (Committee Chairman);

•	Mr David Dilger*;

•	Mr Michael Hammes*;

•	Mr David Harrison*; and

•	Ms Alison Littley*.

Biographical information, director compensation and disclosure regarding Company share ownership for each of these Audit Committee members can be found on pages 23 – 27 and 55 – 58, respectively, in the Company’s Form 20-F annual report as filed with the U.S. Securities and Exchange Commission on 27 June 2013 (the “2013 20-F”).

Each Audit Committee member deemed independent has been marked with an asterisk (*). A Rule 10A-3(b)(1)(iv)(B) exemption is applicable to Mr David Dilger as he is an independent director of the Company who also serves on the board of directors of a number of affiliates of the Company. Such service has been approved by the Board of the Company.

Other than as disclosed on pages 55 – 56 in the Company’s 2013 20-F pertaining to director compensation and the Rule 10A-3(b)(1)(iv)(B) exemption noted above, the Company does not have any existing business relationships or fee arrangements with members of the Audit Committee that would qualify such members as affiliated persons of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B).

The Company’s 2013 20-F is accessible on the SEC’s website via the EDGAR system at www.sec.gov.

Regards,

/s/ Marcin Firek

Marcin Firek Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719